OPEN PROPS INC.

12816 Inglewood Ave #637

Hawthorne, CA 90250

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sonia Bednarowski, Esq.

Re:	Open Props Inc.

Post-Qualification Amendment filed July 28, 2021, to

Offering Statement on Form 1-A

File No. 024-11018

Dear Ms. Bednarowski:

On behalf of Open Props Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-Qualification Amendment to the Company’s Offering Statement on Form 1-A, so that such Post-Qualification Amendment is qualified by 4:30 p.m. Eastern Time on Wednesday, August 4, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Adi Sideman
Adi Sideman
President and Chief Executive Officer